02011607

0-28970

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

U.S. POST OFFICE
DELAYED

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 10-31-01

For the month of October 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Form 6-K/A for COLT's 3rd Quarter Results dated 22nd October 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 24th October 2001

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

PRESS INFORMATION
COLT Telecom Group plc

22 October 2001

COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2001

Commenting on the results, COLT Telecom Group plc Chairman Jim Curvey said:

"During the third quarter COLT continued to achieve growth in demand for its services from corporate customers despite the generally slower pace of economic growth. However, as reflected in our second quarter performance we continued to see reduced demand in the wholesale bandwidth market. These trends are continuing and we do not expect any change before the end of the year.

"Turnover for the quarter of £231.4 million increased by 39% over the third quarter of 2000 and by 5% over the second quarter of 2001, excluding infrastructure sales. Gross margin before network depreciation was 29.0% compared to 30.0% in the third quarter of 2000 and 29.5%, excluding infrastructure sales, in the second quarter of 2001. For the ninth successive quarter we were EBITDA positive with £6.4 million of EBITDA compared to £2.4 million in the third quarter of 2000 and £6.5 million, excluding infrastructure sales, in the second quarter of 2001. At quarter end we had cash and cash equivalents of £1.0 billion.

"During the quarter we bought back approximately £143 million of debt securities resulting in a gain of £59 million. Since the end of the quarter we have announced plans to raise additional funds of approximately £400 million and reduce capital requirements by approximately £200 million."

Peter Manning, COLT's President and Chief Executive Officer added:

"COLT continues to make good progress against the background of a tough economic environment. During the quarter we connected 531 new buildings to our networks, installed 1.9 million private wire VGEs and added 278 new racks in our Internet Solution Centres bringing the totals to 7,334 buildings, 14.0 million VGEs and 2,110 racks. We carried 5.1 billion switched minutes over our networks, an increase of 22% compared to the third quarter of 2000.

"We continue to expand our networks and services and following the introduction of service in Copenhagen and The Hague we now have 29 city-networks in operation. We launched DSL based services utilising unbundled local loop in Belgium and France during the quarter and we are now providing DSL in 8 countries. Since the end of the quarter we have launched a new series of IPVPN services offering enhanced security facilities and remain on track to have 32 city-networks, 18 Internet Solution Centres and the Spanish phase of our long distance network operational by the end of the year.

"The key to COLT's success has been excellent customer service. This is recognised by such companies as Bloomberg, Kingfisher, Kodak, Sony and many others all of whom increased their business with COLT during the quarter. Our reputation for quality continues to be more widely recognised by our customers, and most recently we won first place for customer service in the World Communication Awards. We will continue to offer our customers first class quality of service and continue to grow our business."

COLT Telecom Group plc
15 Marylebone Road, London NW1 5JD
Tel: +44 (0) 20 7390 3900 Fax: +44 (0) 20 7390 3701

THIRD QUARTER HIGHLIGHTS

- Turnover up 39% to £231.4 million
- £6.4 million positive EBITDA
- Capital investment of £206 million
- £59 million gain on bond buyback
- New networks launched in Copenhagen and The Hague
- DSL over unbundled local loop launched in Belgium and France
- COLT takes first place for customer care in World Communication Awards
- COLT in the UK wins another Gold Award for considerate contracting

Operating Statistics (for period or at end of period)	**00Q3**	**01Q2**	**01Q3**	**Growth Year on Year 00Q3 – 01Q3**	**Growth Qtr on Qtr 01Q2 – 01Q3**
Route kilometres	2,676	3,619	3,970	48%	10%
Buildings connected	5,277	6,803	7,334	39%	8%
Switched minutes (millions)	4,142	5,038	5,063	22%	0%
Private Wire VGEs (000)	6,841	12,060	13,964	104%	16%
Racks	662	1,832	2,110	219%	15%

Note: Route kilometres do not include the inter-city network.

REVIEW OF OPERATIONS

United Kingdom and Ireland

At 30 September there were 3 operational city networks, London, Birmingham and Dublin, with Manchester planned to be in operation by the end of the year. Turnover for the quarter increased by 10% to £65.7 million and for the nine months by 15% to £191.9 million compared to 2000, reflecting COLT's success in continuing to expand services to more customers in more buildings and winning an increasing share of existing customers' business.

A further 58 buildings were added during the quarter bringing the total at 30 September to 1,700. Switched minutes carried increased by 2% to 1,865 million compared to 1,823 million in the third quarter of 2000. Private wire voice grade equivalents at the end of the quarter totalled 4.7 million, an increase of 89% over the position at the end of the third quarter of 2000. Local network route kilometres increased to 374 and there were 524 racks in service at quarter end compared to 277 route kilometres and 160 racks at 30 September 2000.

Demand for COLT's services from existing customers continues to grow as does the number of new customers. Among the more significant contract wins during the quarter was Ellko, a provider of technology solutions to the European hospitality market. COLT is providing Ellko's hardware, software and system management requirements as part of its InterHosting solution. Guardian IT has taken COLT's high bandwidth optical networking service. The global law firm Clifford Chance has taken additional services between their London sites and the European retailer, Kingfisher, is now using COLT's LANLink service.

COLT in the UK received the World Communication Award for Best Customer Care and has also received the Gold Award for considerate contracting from the Corporation of London.

Germany

At 30 September there were 8 city networks operational in Germany. Turnover for the quarter increased by 51% to £76.8 million and for the nine months by 62% to £222.4 million compared to 2000. A further 162 buildings were added during the quarter bringing the total at 30 September to 2,846. Switched minutes carried increased by 40% to 1,963 million compared to 1,399 million in the third quarter of 2000. Private wire voice grade equivalents at the end of the quarter totalled 5.6 million, an increase of 96% over the position at the end of the third quarter of 2000. Local network route kilometres increased to 1,359 and there were 346 racks in service at quarter end compared to 1,080 route kilometres and 120 racks at 30 September 2000.

DSL based services utilising unbundled local loop were available from 146 central offices at the end of the quarter, with confirmed co-location space in 294 central offices in total.

Order flow for Internet Access, Web Hosting and IPVPN services was strong during the quarter with significant orders from organisations such as Kodak, Siemens Business Systems, Sony and Greenpeace amongst many others. On IPVPN services specifically, important orders were won from Carlson Wagon Lits Travel, McKinsey and EMI. Some of the more significant orders for high bandwidth services included Aventis Pharma and Deutsche Bank.

France

At 30 September there were 3 operational city networks, Paris, Lyon and Marseilles. Turnover for the quarter increased by 51% to £35.2 million and for the nine months by 61% to £97.8 million compared to 2000. Growth in turnover reflected the success in continuing to expand services to more customers in more buildings, winning an increasing share of existing customers' business and the initial revenue contribution from Fitec.

A further 82 buildings were added during the quarter bringing the total at 30 September to 971. Switched minutes carried were 591 million compared to 623 million in the third quarter of 2000 reflecting a decrease in ISP incoming traffic. Private wire voice grade equivalents at the end of the quarter totalled 1.1 million, an increase of 126% over the position at the end of the third quarter of 2000. Local network route kilometres increased to 563 and there were 435 racks in service at quarter end compared to 337 route kilometres and 252 racks at 30 September 2000.

Building on the success of its DSL based services utilising the incumbent's wholesale service, COLT has launched DSL over unbundled local loop. At the end of the quarter, service was available from 3 central offices, with confirmed co-location space available in 62 central offices in total.

New customer wins for voice services included Alfred Dunhill, the luxury goods company, CERN, the research organisation and the Lyon local government. New Internet Access and hosting customers included Hachette, the publishing house, Heidrick and Struggles, the recruitment agency, and e-auctionroom, the online auctioneer. Customer interest in IPVPN services remains high. Among new orders for IPVPN and high bandwidth services were 3i Gestion, the risk management company, Martin Murel Bank, a long standing COLT customer in France, Terraillon, the bathroom and kitchen scales manufacturer, and PCM Pompes, the pump manufacturer.

South Region

The South Region comprises the countries of Italy, Portugal, Spain and Switzerland. At 30 September 2001, there were 7 city-networks operational: Barcelona, Geneva, Madrid, Milan, Rome, Turin and Zurich with Lisbon and Valencia planned to be in operation by the end of the year. Turnover for the quarter increased by 71% to £36.3 million and for the nine months by 84% to £102.8 million compared to 2000. Growth in turnover reflected the success in continuing to expand services to more customers in more buildings and winning an increasing share of existing customers' business.

A further 158 buildings were added during the quarter bringing the total at 30 September to 1,110. Switched minutes carried increased by 125% to 453 million compared to 201 million in the third quarter of 2000. Private wire voice grade equivalents at the end of the quarter totalled 1.7 million, an increase of 240% over the position at the end of the third quarter of 2000. Local network route kilometres increased to 803 and there were 626 racks in service at quarter end compared to 466 route kilometres and 78 racks at 30 September 2000.

DSL based services are available in Spain utilising the incumbent's wholesale service and in Italy, utilising unbundled local loop with service available from 5 central offices at the end of the quarter and confirmed co-location space in 37 central offices in total.

Among the more significant contract wins during the quarter for high bandwidth, IPVPN and hosting services were Bank of Spain and in Switzerland, IBM, SwissRe, Systor, the IT contractor and Citibank. All significantly expanded their business with COLT. In Italy, major new contract wins included Siemens ICN, Unicredito Bank Group, Reale Mutua, the insurance group and IATA, the airline association.

North Region

The North Region comprises the countries of Austria, Belgium, Denmark, The Netherlands and Sweden. At 30 September 2001 there were 8 city-networks operational: Amsterdam, Antwerp, Brussels, Rotterdam, Stockholm and Vienna, with Copenhagen and The Hague having come into service at the end of September. Turnover for the quarter increased by 50% to £17.4 million and for the nine months by 70% to £50.0 million compared to 2000.

A further 71 buildings were added during the quarter bringing the total at 30 September to 707. Switched minutes carried increased by 99% to 191 million compared to 96 million in the third quarter of 2000. Private wire voice grade equivalents at the end of the quarter totalled 0.9 million, an increase of 69% over the position at the end of the third quarter of 2000. Local network route kilometres increased to 871 and there were 179 racks in service at quarter end compared to 516 route kilometres and 52 racks at 30 September 2000.

DSL based services utilising unbundled local loop are provided in Austria, Belgium and The Netherlands and were available from 39 central offices at the end of the quarter, with confirmed co-location space in 78 central offices in total.

Among the more significant contract wins during the quarter were Bloomberg, KUONI, the travel company, The Austrian National Bank and Krone, Austria's highest circulation newspaper. COLT's first customer in Copenhagen is Realtime, the wireless information and entertainment services company. Initial customers in The Hague included ISNAR, a provider of agricultural research services to developing countries and AMS, the business and technology consultant. Other significant customer wins in The Netherlands included GL Trade, the electronic trading solutions provider and MTV, the music video television company. In Belgium key wins included Bloomberg, Toyota Europe and Cisco.

OPERATING STATISTICS

	00Q3	01Q2	01Q3	Growth 00Q3 – 01Q3	Growth 01Q2 – 01Q3
Route Kilometres (City Networks) (at end of period)					
UK	277	343	374	35%	9%
Germany	1,080	1,304	1,359	26%	4%
France	337	538	563	67%	5%
South Region	466	700	803	72%	15%
North Region	516	734	871	69%	19%
	2,676	**3,619**	**3,970**	**48%**	**10%**

Note: Route kilometres do not include the inter-city network.

	00Q3	01Q2	01Q3	Growth 00Q3 – 01Q3	Growth 01Q2 – 01Q3
Buildings Connected (at end of period)					
UK	1,485	1,642	1,700	14%	4%
Germany	2,211	2,684	2,846	29%	6%
France	667	889	971	46%	9%
South Region	519	952	1,110	114%	17%
North Region	395	636	707	79%	11%
	5,277	**6,803**	**7,334**	**39%**	**8%**
Switched Minutes (MM) (for period)					
UK	1,823	1,817	1,865	2%	3%
Germany	1,399	1,957	1,963	40%	0%
France	623	697	591	-5%	-15%
South Region	201	392	453	125%	16%
North Region	96	175	191	99%	9%
	4,142	**5,038**	**5,063**	**22%**	**0%**
Private Wire VGEs (000) (at end of period)					
UK	2,506	3,807	4,745	89%	25%
Germany	2,837	4,996	5,566	96%	11%
France	476	918	1,074	126%	17%
South Region	498	1,520	1,694	240%	11%
North Region	524	819	885	69%	8%
	6,841	**12,060**	**13,964**	**104%**	**16%**
Racks (at end of period)					
UK	160	411	524	228%	27%
Germany	120	319	346	188%	8%
France	252	403	435	73%	8%
South Region	78	574	626	--	9%
North Region	52	125	179	244%	43%
	662	**1,832**	**2,110**	**219%**	**15%**
Headcount (at end of period)					
UK	1,113	1,392	1,477	33%	6%
Germany	1,138	1,492	1,573	38%	5%
France	460	559	755	64%	35%
South Region	445	687	756	70%	10%
North Region	396	600	653	65%	9%
Other	5	4	24	--	--
	3,557	**4,734**	**5,238**	**47%**	**11%**

South Region comprises Italy, Spain and Switzerland. North Region comprises Austria, Belgium, Denmark, The Netherlands and Sweden

FINANCIAL REVIEW

Turnover

Turnover increased from £166.7 million and £450.4 million for the three and nine months ended 30 September 2000 to £231.4 million and £664.9 million for the three and nine months ended 30 September 2001, increases of £64.7 million and £214.5 million, respectively, or 39% and 48%. For the three and nine months ended 30 September 2001, 72% and 71% of turnover was generated outside the UK compared with 64% and 63% during comparable periods in 2000. The increases in turnover were driven by continued demand for COLT's services from existing and new customers, new service introductions and the expansion of COLT's addressable market. However, the rate of growth has been somewhat tempered by the slowdown in economic growth across Europe generally and reduced demand in the wholesale bandwidth market.

Turnover from switched services increased from £104.5 million and £290.0 million for the three and nine months ended 30 September 2000 to £136.5 million and £390.4 million for the three and nine months ended 30 September 2001. Growth in switched revenue reflects an increase in the number of markets in which COLT provided switched services and growth in switched minutes from 4.1 billion and 11.3 billion in the three and nine month periods in 2000 to 5.1 billion and 14.7 billion in the comparable 2001 periods. For the three and nine month periods ended 30 September 2001 compared to the comparable periods in 2000, average switched revenue per minute increased by 7% and 4%, respectively, as a result of changes in mix and significantly slowing price declines. Carrier revenues represented 38% and 36% of total switched revenue for the three and nine months ended 30 September 2001, respectively, compared with 35% and 37% for the comparable periods in 2000 and 36% for the three months ended 30 June 2001.

Turnover from non-switched and other services increased from £62.2 million and £160.4 million for the three and nine months ended 30 September 2000 to £94.9 million and £274.6 million for three and nine months ended 30 September 2001. Growth in non-switched and other revenue reflects continuing growth in demand for local, long distance and international bandwidth, Internet related services including hosting, the introduction of new services, expansion into new markets and the inclusion of Fitec following its acquisition on 3 July 2001. At 30 September 2001 COLT had approximately 14.0 million private wire voice grade equivalents in service, an increase of 104% compared to 30 September 2000. Turnover from non-switched and other services represented 41% of total turnover for both the three and nine months ended 30 September 2001 compared with 37% and 36% for the equivalent periods in 2000.

Cost of Sales

Cost of sales increased from £139.4 million and £374.7 million in the three and nine months ended 30 September 2000 to £209.7 million and £587.1 million for the three and nine months ended 30 September 2001, increases of £70.3 million and £212.4 million or 50% and 57%, respectively.

Interconnection and network costs increased from £116.6 million and £314.7 million for the three and nine months ended 30 September 2000 to £164.4 million and £470.9 million for the three and nine months ended 30 September 2001. The increases were primarily attributable to interconnection payments associated with the 22% and 30% increases in switched minutes in the three and nine month periods, respectively, as well as additional network operating costs related to growth achieved in the 24 markets in service at 30 September 2000 and the 5 new markets brought into service over the 12 months to 30 September 2001. In addition, operating costs attributable to the 6 Internet Solution Centres launched during the 12 months to 30 September and the introduction of service on COLT's inter-city network contributed to the increases in interconnection and network costs for the three and nine month periods.

Network depreciation increased from £22.8 million and £60.0 million for the three and nine months ended 30 September 2000 to £45.3 million and £116.2 million for the equivalent periods in 2001. The increases were attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, including hosting services, expansion into new markets and the introduction of service on the inter-city network.

Operating Expenses

Operating expenses increased from £53.3 million and £146.6 million for the three and nine months ended 30 September 2000 to £74.0 million and £205.8 million for the three and nine months ended 30 September 2001, increases of £20.7 million and £59.2 million or 39% and 40%, respectively.

Selling, general and administrative expenses (SG&A) increased from £47.7 million and £130.9 million for the three and nine months ended 30 September 2000 to £60.6 million and £175.0 million for the equivalent periods in 2001. The increases were primarily due to increased personnel, office space, marketing and information technology expenses associated with the expansion of COLT's customer base, new services development (in particular internet related services) and expansion into new markets. SG&A as a proportion of turnover improved from 28.6% in the three months ended 30 September 2000 to 26.2% in the three months ended 30 September 2001.

Other depreciation and amortisation increased from £5.6 million and £15.7 million for the three and nine months ended 30 September 2000 to £13.4 million and £30.8 million for the equivalent periods in 2001. The increases were due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

Interest receivable, interest payable and similar charges

Interest receivable decreased from £22.4 million and £60.3 million for the three and nine months ended 30 September 2000 to £14.1 million and £50.0 million for the three and nine months ended 30 September 2001 due to decreased average balances of cash and investments in liquid resources during the period.

Interest payable and similar charges increased from £27.2 million and £77.3 million for the three and nine months ended 30 September 2000 to £27.9 million and £85.2 million for the equivalent periods in 2001. The increase over the nine month period was due primarily to increased debt levels reflecting the issuance of senior notes in April 2000 partially offset by the purchase and cancellation of approximately £143 million of the Company's outstanding notes.

Interest payable and similar charges for the three and nine months ended 30 September 2001 included: £10.8 million and £33.6 million, respectively, of interest and accretion on convertibles debt; £17.0 million and £51.2 million, respectively, of interest and accretion on non-convertible debt and £0.1 million and £0.4 million, respectively, of interest and bank commitment fees. Interest payable and similar charges for the three months ended 30 September 2001 comprised £13.2 million and £14.7 million of interest and accretion, respectively.

COLT recorded a gain of £58.8 million as a result of the purchase of a number of its notes by COLT Telecom Finance Limited. These notes have been cancelled.

Exchange gain (loss)

For the three and nine months ended 30 September 2001, COLT had exchange gains of £8.7 million and losses of £2.4 million, respectively. In the three and nine months ended 30 September 2000 COLT had exchange losses of £2.6 million and £9.5 million, respectively. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Taxation

For the three and nine months ended 30 September 2000 and 30 September 2001, COLT generated losses on ordinary activities (excluding gain on purchase of debt) and therefore did not incur a tax obligation.

The taxable profit earned by COLT Telecom Finance Limited following the purchase of debt, which is not expected to be material, will be absorbed by tax losses and therefore will not give rise to a tax obligation.

Financial needs and resources

The costs associated with the initial installation and expansion of COLT's networks, including development, installation and initial operating expenses, have been, and in new markets are expected to be significant and will result in an increasing negative cash flow. Negative cash flow is expected to continue in each of COLT's markets until an adequate customer base and related revenue stream have been established. COLT believes that its operating losses and negative cash flow will increase with the continued expansion of its networks.

For the three months ended 30 September 2000 net cash inflows from operations were £8.8 million and for the nine months ended 30 September 2000 net cash outflows from operations were £29.4 million compared to net cash inflows from operations of £1.5 million and £6.3 million, respectively, for the three and nine months ended 30 September 2001. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network. Net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment increased from £186.1 million and £444.9 million in the three and nine months ended 30 September 2000 to £204.0 million and £562.9 million for the three and nine months ended 30 September 2001, respectively. These increases in net cash outflow were primarily a result of purchases of tangible fixed assets which increased from £193.1 million and £453.0 million for the three and nine months ended 30 September 2000 to £205.8 million and £585.2 million for the three and nine months ended 30 September 2001, respectively, and the purchase of £143.4 million of COLT notes for £84.6 million during the quarter.

During the nine months ended 30 September 2001, proceeds of £5.3 million were raised from the exercises of options and warrants. Balances of cash and investments in liquid resources at 30 September 2001 totalled £1,000.4 million compared with £1,654.6 million at 31 December 2000.

COLT has entered into a series of British pound sterling forward contracts to purchase U.S. dollars as required by the bank facility agreement.

On 3 October COLT announced that it proposed to raise approximately £400 million through an open offer of new ordinary shares and that it planned to reduce its capital requirements by approximately £200 million.

Profit and Loss Account

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Turnover						
Switched	104,511	136,548	200,603	290,005	390,354	573,469
Non-switched	61,622	94,418	138,709	158,464	268,735	394,799
Other	560	458	673	1,909	5,829	8,563
	166,693	231,424	339,985	450,378	664,918	976,831
Cost of sales						
Interconnect and network	(116,645)	(164,380)	(241,491)	(314,680)	(470,941)	(691,859)
Network depreciation	(22,775)	(45,302)	(66,553)	(60,045)	(116,196)	(170,704)
	(139,420)	(209,682)	(308,044)	(374,725)	(587,137)	(862,563)
Gross profit	27,273	21,742	31,941	75,653	77,781	114,268
Operating expenses						
Selling, general and administrative	(47,653)	(60,615)	(89,050)	(130,901)	(175,013)	(257,112)
Other depreciation and amortisation	(5,642)	(13,403)	(19,690)	(15,673)	(30,826)	(45,286)
	(53,295)	(74,018)	(108,740)	(146,574)	(205,839)	(302,398)
Operating loss	(26,022)	(52,276)	(76,799)	(70,921)	(128,058)	(188,130)
Other income (expense)						
Interest receivable	22,436	14,071	20,672	60,308	50,044	73,520
Interest payable and similar charges	(27,161)	(27,944)	(41,053)	(77,298)	(85,184)	(125,144)
Gain on purchase of debt	--	58,774	86,345	--	58,774	86,345
Exchange gain (loss)	(2,627)	8,661	12,724	(9,460)	(2,445)	(3,592)
	(7,352)	53,562	78,688	(26,450)	21,189	31,129
Profit (loss) on ordinary activities before taxation	(33,374)	1,286	1,889	(97,371)	(106,869)	(157,001)
Taxation	--	--	--	--	--	--
Profit (loss) for period	(33,374)	1,286	1,889	(97,371)	(106,869)	(157,001)
Basic profit (loss) per share	£ (0.05)	£ 0.00	$ 0.00	£ (0.14)	£ (0.15)	£ (0.22)
Diluted profit (loss) per share	£ (0.05)	£ 0.00	$ 0.00	£ (0.14)	£ (0.15)	£ (0.22)

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.

Balance Sheet

	At 31 December 2000	At 30 September 2001	
	£'000	£'000	$'000
Fixed assets			
Intangible fixed assets (net)	14,391	27,174	39,921
Tangible fixed assets (cost)	1,522,746	2,082,488	3,059,383
Accumulated depreciation	(213,221)	(352,626)	(518,043)
Tangible fixed assets (net)	1,309,525	1,729,862	2,541,340
Investments in own shares	4,492	3,307	4,858
Total fixed assets	1,328,408	1,760,343	2,586,119
Current assets			
Inventory for future sale	31,874	29,196	42,892
Trade debtors	217,444	217,718	319,850
Prepaid expenses and other debtors	119,871	130,572	191,823
Investments in liquid resources	1,611,030	950,854	1,396,900
Cash at bank and in hand	43,561	49,533	72,769
Total current assets	2,023,780	1,377,873	2,024,234
Total assets	3,352,188	3,138,216	4,610,353
Capital and reserves			
Called up share capital	17,524	17,648	25,927
Share premium	1,833,320	1,840,640	2,704,084
Merger reserve	14,845	27,170	39,915
Shares to be issued	4,286	632	929
Profit and loss account	(368,118)	(490,569)	(720,695)
Equity shareholders' funds	1,501,857	1,395,521	2,050,160
Creditors			
Amounts falling due within one year	424,024	426,499	626,569
Amounts falling due after more than one year			
Convertible debt	757,737	658,721	967,727
Non-convertible debt	668,570	657,475	965,897
Total amounts falling due after more than one year	1,426,307	1,316,196	1,933,624
Total creditors	1,850,331	1,742,695	2,560,193
Total liabilities, capital and reserves	3,352,188	3,138,216	4,610,353

Cash Flow Statement

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Net cash inflow (outflow) from operating activities	8,797	1,548	2,274	(29,359)	6,302	9,258
Returns on investments and servicing of finance						
Interest received	16,045	12,176	17,888	46,330	60,493	88,870
Interest paid, finance costs and similar charges	(9,008)	(10,329)	(15,174)	(38,170)	(38,201)	(56,121)
Net cash inflow from returns on investments and servicing of finance	7,037	1,847	2,714	8,160	22,292	32,749
Capital expenditure and financial investment						
Purchase of tangible fixed assets	(193,124)	(205,812)	(302,358)	(453,044)	(585,184)	(859,694)
Net cash outflow from capital expenditure and financial investment	(193,124)	(205,812)	(302,358)	(453,044)	(585,184)	(859,694)
Acquisitions and disposals						
Purchase of subsidiary undertakings	--	(2,676)	(3,931)	--	(2,676)	(3,931)
Net bank borrowings acquired	--	(232)	(341)	--	(232)	(341)
	--	(2,908)	(4,272)	--	(2,908)	(4,272)
Management of liquid resources	163,944	297,123	436,503	(261,795)	645,733	948,646
Financing						
Issue of ordinary shares	1,070	422	620	493,253	5,262	7,731
Issue (purchase) of convertible debt	--	(59,946)	(88,067)	245,696	(59,946)	(88,067)
Purchase of non-convertible debt	--	(24,705)	(36,294)	--	(24,705)	(36,294)
Net cash inflow (outflow) from financing	1,070	(84,229)	(123,741)	738,949	(79,389)	(116,630)
Increase (decrease) in cash	(12,276)	7,569	11,120	2,911	6,846	10,057

Notes to Financial Statements

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three and nine months ended 30 September 2000 and 2001 and at 31 December 2000 and 30 September 2001.

The financial statements for the three and nine months ended 30 September 2000 and 2001 and at 30 September 2001 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles. All adjustments were of a normal recurring nature. The Balance Sheet at 31 December 2000 has been extracted from the Group's audited financial statements for that period and does not constitute the Group's statutory accounts for that period.

On 3 July 2001 the Company acquired all the share capital of Fitec, a French value added services integrator. The consideration will be in the form of 69.4 million French francs in cash (approximately £6.5 million) and 2,383,971 new COLT ordinary shares, of which, 26.5 million French francs in cash (approximately £2.5 million) and 1,518,792 shares was paid at completion. The remaining consideration will be paid over the next two years subject to certain financial and other conditions.

During the three months ended 30 September 2001 the Company made purchases in aggregate of £143.4 million of its outstanding convertible and non-convertible notes for a cash consideration totalling £84.6 million.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 September 2001 and for the periods then ended at the rate of $1.4691 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

2. Segmental information

For the three months ended 30 September 2000 and 2001, turnover by country of origin was as follows:

	Three months ended 30 September 2000					
	United Kingdom	Germany	France	South Region	North Region	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Switched	40,322	30,734	13,322	14,682	5,451	104,511
Non-switched	19,438	19,832	10,045	6,361	5,946	61,622
Other	--	147	--	195	218	560
Total	59,760	50,713	23,367	21,238	11,615	166,693

South Region comprises Italy, Spain and Switzerland. North Region comprises Austria, Belgium, Denmark, The Netherlands and Sweden.

	Three months ended 30 September 2001					
	United Kingdom	Germany	France	South Region	North Region	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Switched	40,248	48,749	17,651	20,643	9,257	136,548
Non-switched	25,455	27,977	17,542	15,342	8,102	94,418
Other	--	58	--	361	39	458
Total	65,703	76,784	35,193	36,346	17,398	231,424

For the nine months ended 30 September 2000 and 2001, turnover by country of origin was as follows:

	Nine months ended 30 September 2000					
	United Kingdom	Germany	France	South Region	North Region	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Switched	115,042	84,174	36,306	40,953	13,530	290,005
Non-switched	52,039	52,240	24,424	14,262	15,499	158,464
Other	--	885	--	585	439	1,909
Total	167,081	137,299	60,730	55,800	29,468	450,378

	Nine months ended 30 September 2001					
	United Kingdom	Germany	France	South Region	North Region	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Switched	118,307	132,547	54,511	58,424	26,565	390,354
Non-switched	73,632	84,973	43,241	43,610	23,279	268,735
Other	--	4,901	--	799	129	5,829
Total	191,939	222,421	97,752	102,833	49,973	664,918

3. Profit (loss) per share

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Profit (loss) for period	(33,374)	1,286	1,889	(97,371)	(106,869)	(157,001)
Ordinary shares used in calculation of basic earnings per share ('000)	697,598	705,475	705,475	691,480	703,238	703,328
Effect of dilutive shares						
Options	--	10,860	10,860	--	--	--
Deferred Fitec share consideration ('000)	--	865	865	--	--	--
Ordinary shares used in calculation of diluted earnings per share ('000)	697,598	717,200	717,200	691,480	703,238	703,238
Basic profit (loss) per share	£(0.05)	£0.00	$0.00	£(0.14)	£(0.15)	$(0.22)
Diluted profit (loss) per share	£(0.05)	£0.00	$0.00	£(0.14)	£(0.15)	$(0.22)

The deferred Fitec share consideration is anti-dilutive for the nine months ended 30 September 2001. The share options are anti-dilutive for the nine months ended 30 September 2001.

4. Net cash inflow (outflow) from operating activities

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Operating loss	(26,022)	(52,276)	(76,799)	(70,921)	(128,058)	(188,130)
Depreciation, amortisation of fixed assets	28,417	58,705	86,243	75,718	147,022	215,990
Exchange differences	(73)	423	622	(257)	(168)	(247)
Decrease (increase) in inventories	(126)	(53)	(78)	(23,931)	2,209	3,245
Decrease (increase) in debtors	(36,128)	335	492	(104,714)	(17,306)	(25,424)
Increase (decrease) in creditors	42,729	(5,586)	(8,206)	94,746	2,603	3,824
Net cash inflow (outflow) from operating activities	8,797	1,548	2,274	(29,359)	6,302	9,258

The Company is constructing an inter-city network and has arranged the sale of a number of ducts within sections of the network to other telecommunications operators. Construction charges associated with these ducts are recorded as "Inventory for future sale". Invoices raised for advance payments are recorded through "Trade debtors" with a corresponding record within "Creditors- amounts falling due within one year".

The Company has also entered into cost sharing agreements with other telecommunications operators for a number of ducts within sections of the network. Construction charges (net of payments on account) attributable to the other telecommunications operators are recorded within "Prepaid expenses and other debtors" Advance payments received (net of attributable construction charges) are recorded within "Creditors - Amounts falling due within one year". Construction charges attributable to the Company are recorded as "Tangible fixed assets".

5. Changes in cash and investments in liquid resources

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Beginning of period	2,033,326	1,264,226	1,857,274	1,554,187	1,654,591	2,430,760
Net increase (decrease) in investments in liquid resources before exchange differences	(163,944)	(297,123)	(436,503)	261,795	(645,733)	(948,646)
Effects of exchange differences in investments in liquid resources	(73,405)	24,848	36,504	(35,002)	(14,443)	(21,218)
Net increase (decrease) in cash before exchange differences	(12,276)	7,569	11,120	2,911	6,846	10,057
Effects of exchange differences in cash	(1,735)	867	1,274	(1,925)	(874)	(1,284)
End of period	1,781,966	1,000,387	1,469,669	1,781,966	1,000,387	1,469,669

6. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a. Effects of conforming to U.S. GAAP – impact on net profit (loss)

	Three months ended 30 September			Nine months ended 30 September		
	2000	2001	2001	2000	2001	2001
	£'000	£'000	$'000	£'000	£'000	$'000
Profit (loss) for period:						
Profit (loss) for period for Company	(33,374)	1,286	1,889	(97,371)	(106,869)	(157,001)
Adjustments:						
Payments by COLT Inc./ FMR Corp (i)	(169)	--	--	(491)	(58)	(85)
Amortisation of intangibles (ii) (iii)	203	602	884	806	1,002	1,472
Capitalised interest, net of depreciation (iv)	3,939	3,308	4,860	10,453	10,653	15,650
Deferred compensation (iii) (v)	(517)	(1,321)	(1,941)	(1,551)	(1,987)	(2,919)
Profit on sale of IRU (vi)	--	255	375	--	(679)	(997)
Warrants (vii)	--	(8,525)	(12,524)	--	1,062	1,560
Payroll taxes on employee share schemes (viii)	--	(156)	(229)	--	(428)	(629)
Installation revenue (ix)	(5,783)	(5,189)	(7,623)	(13,788)	(17,261)	(25,358)
Direct costs attributable to installation revenue (ix)	5,783	5,189	7,623	13,788	17,261	25,358
Unrealised gain on forward foreign exchange contracts (x)	--	373	548	--	373	548
Gain on purchase of debt (x)	--	(58,774)	(86,345)	--	(58,774)	(86,345)
Loss for period under US GAAP before extraordinary items	(29,918)	(62,952)	(92,483)	(88,154)	(155,705)	(228,746)
Gain on purchase of debt (x)	--	58,774	86,345	--	58,774	86,345
Loss for period under US GAAP after extraordinary items	(29,918)	(4,178)	(6,138)	(88,154)	(96,931)	(142,401)
Ordinary shares used in calculation of basic and diluted loss per share ('000)	697,598	705,475	705,475	691,480	703,238	703,238
Basic and diluted loss per share before extraordinary items	£ (0.04)	£ (0.09)	$ (0.13)	£ (0.13)	£ (0.22)	$ (0.33)
Basic and diluted loss per share after extraordinary items	£ (0.04)	£ (0.01)	$ (0.01)	£ (0.13)	£ (0.14)	$ (0.20)

(i) Pursuant to a contract with the Company, certain FMR Corp. employees provide consulting and other services to the Company at agreed rates. FMR Corp. may also provide additional compensation and benefits to these employees related to services to the Company. Such amounts for the three and nine month periods ended 30 September 2001 totalled nil and £58,000, respectively.

Under U.K. GAAP, the payments are recorded as related party transactions while under U.S. GAAP, the payments are reflected as an expense and a capital contribution by the relevant entity.

(ii) Under U.K. GAAP, following an acquisition by the Group during 1997, £1,354,000 of intangible assets were written off to reserves. At 31 December 2000, under U.K. GAAP, all such goodwill initially written off to reserves had been charged to the profit and loss account.

Under U.S. GAAP, goodwill resulting from an acquisition before July 1 2001 is capitalised and amortised over its estimated economic life. At 31 December 2000, such amortisation previously charged to the profit and loss account was reversed.

(iii) On 15 July 1998 the Company completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 ordinary shares were deferred for issue, subject to certain conditions being met during 1999 and 2000.

On 3 July 2001 the Company acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 26.5 million French francs (approximately £2.5 million) was paid at completion. An additional 42.9 million French francs (approximately £4.0 million) and 865,179 shares will be paid over the next 2 years subject to certain conditions.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The amortisation of intangibles for the three and nine month periods ended 30 September 2001 refers to the resultant reduction in the associated amortisation charge under U.S. GAAP for the ImagiNet acquisition. The goodwill on the Fitec acquisition is not amortised but is tested for impairment annually. The purchase price allocation for Fitec is preliminary as the Company has not yet completed the allocation process.

(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(v) The Company operates a Free Share scheme as a method of compensating certain employees. Under both U.K. and U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged to the profit and loss account over the period over which the shares are earned.

The Company also operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. In contrast to U.K. GAAP, under U.S. GAAP, the discount is recognised as a compensation expense and the accounting treatment is similar to the Free Share scheme. The charges for the three and nine month periods ended 30 September 2001 under the SAYE scheme were £333,000 and £999,000, respectively.

Under U.S. GAAP, for both the Free Share and SAYE schemes, the total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account in the manner described above.

(vi) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases.

(vii) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value.

At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133

"Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are reflected in the profit and loss account for the three and nine months ended 30 September 2001.

(viii) The Company operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes are recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(ix) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and nine month periods ended 30 September 2001, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period.

(x) During the three months ended 30 September 2001 the Company made purchases in aggregate of £143.4 million of its outstanding convertible and non-convertible notes for cash consideration totalling £84.6 million. Under U.S. GAAP, gains or losses from the extinguishment of outstanding indebtedness are classified as extraordinary items.

The Company has entered into forward foreign exchange contracts for payments relating to the U.S. dollar denominated senior discount notes a portion of which were purchased during the three months ended 30 September 2001. As a result, the Company has recognised an unrealised gain on that portion of the hedge attributable to the purchased notes.

b. Effects of conforming to U.S. GAAP – impact on net equity

	At 30 September 2001	
	£'000	$'000
Equity shareholders' funds for the Company	1,395,521	2,050,160
U.S. GAAP adjustments:		
Adjustment to loss for period	(58)	(85)
Addition to contributed capital	58	85
Adjustment for deferred compensation	(3,918)	(5,756)
Unearned compensation	(5,955)	(8,748)
Additional paid in share capital	9,873	14,504
Own shares held in trust (i)	(3,307)	(4,858)
Amortisation of intangibles	2,921	4,291
Warrants	1,062	1,560
Payroll taxes on employee share schemes	251	369
Gain (loss) on forward foreign exchange contracts (ii)	5,384	7,910
Deferred profit on operating leases	(19,590)	(28,779)
Capitalised interest, net of depreciation	34,793	51,114
Approximate equity shareholders' funds under U.S. GAAP	1,417,035	2,081,767

(i) Under U.K. GAAP, shares held by the QUEST are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at cost in the balance sheet as a deduction from shareholders' funds.

(ii) Under U.S. GAAP, in accordance with FAS 133 "Accounting for Derivative Instruments and Hedging Activities", the fair value of the Company's forward foreign exchange contracts has been calculated based upon the market rates at 30 September 2001 and the difference between fair value and contracted value representing an unrealised gain (loss) is recognised in equity as a component of "Other Comprehensive Income".

c. Effects of conforming to U.S. GAAP – cash flow statement

The Group's unaudited financial statements present the cash flow statement prepared in accordance with U.K. Accounting Standard FRS 1 (revised), "Cash Flow Statements" which presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No.95 ("FAS 95"). FAS 95 requires presentation of the cash flows from operating, investing and financing activities. Under U.S. GAAP cash flows from operating activities and returns on investments and servicing of finance would be included in operating activities; cash flows from capital expenditure and financial investment would be included in investing activities. Under U.K. GAAP liquid resources are considered cash equivalents while under U.S. GAAP they are included in the 'Increase (decrease) in cash and cash equivalents'.

d. Effects of conforming to U.S. GAAP – stock options

At 30 September 2001 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three and nine month periods ended 30 September 2001 would have been £11.0 million ($16.2 million) and £116.9 million ($171.7 million), respectively.

e. New US Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (FAS 141). The Statement is effective for all business combinations initiated after 30 June 2001 and for all business combinations accounted for by the purchase method that are completed after 30 June 2001. FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Management has assessed the impact of the adoption of SFAS 141 in relation to acquisitions prior to 30 June 2001 on its consolidated financial statements and believes the impact will not be material.

The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (FAS 142) in July 2001. The Statement is effective for fiscal years beginning after 15 December 2001. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized; these assets should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*

The Company will be required to adopt the provisions of FAS 142 with effect from 1 January 2002. At the date of adoption, the Company expects to have unamortized goodwill of £17.1 million, which will be subject to the transition provisions of FAS 141 and FAS 142. Amortization expense related to goodwill was £1.1 million and £0.9 million for the year ended 31 December 2000 and the nine months ended 30 September 2001, respectively. The impact of adopting this standard on the Group's financial statements has not been determined at the date of this report.

FAS 143, *Accounting for Obligations Associated with the Retirement of Long-Lived Assets*, was issued in July 2001. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The impact of adopting this standard on the Group's financial statements has not been determined at the date of this report.

FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* FAS 144 was issued in October 2001. This standard supercedes (FAS 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include *all components* of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for financial statements issued for fiscal years beginning after 15 December 2001 and, generally, its provisions are to be applied prospectively. The impact of adopting this standard on the Group's financial statements has not been determined at the date of this report.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licences, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

ENQUIRIES

COLT Telecom Group plc **Tel: + 44 20 7390 3681**
John Doherty, Director Investor Relations